Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
May 29, 2013
PRICING SUPPLEMENT
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012,
Equity Index Underlying Supplement dated March 22, 2012 and
ETF Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Buffered Digital Note Linked to the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

▶ $5,000,000 Buffered Digital Notes linked to a reference asset consisting of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

▶ Digital upside return of 14.10% if the final level of each underlying is at least equal to its initial level

▶ 18-month maturity

▶ You will not participate in any appreciation in the value of the Russell 2000® Index or the iShares® MSCI EAFE Index Fund beyond the digital upside return

▶ Protection from the first 20% of any losses of the reference asset, with 1.25% exposure to each 1% loss of the least performing underlying beyond -20%

▶ All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Buffered Digital Notes (each a "note" and collectively the "notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. These notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or underlying supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the notes. HSBC Securities (USA) Inc. will purchase the notes from us for distribution to other registered broker-dealers or will offer the notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this pricing supplement.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-3 of the accompanying prospectus supplement, page S-1 of the accompanying Equity Index Underlying Supplement or page S-2 of the accompanying ETF Underlying Supplement, as applicable.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per note	$1,000	$0	$1,000
Total	$5,000,000	$0	$5,000,000

[1] HSBC USA Inc. or one of our affiliates may pay varying referral fees of up to 0.15% per $1,000 Principal Amount in connection with the distribution of the notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this pricing supplement.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.
Buffered Digital Notes

Linked to the Russell 2000® Index and the iShares® MSCI EAFE Index Fund



This pricing supplement relates to a single offering of Buffered Digital Notes. The notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement and ETF Underlying Supplement. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the notes and, if the Reference Return of the Least Performing Underlying is less than -20%, lose up to 100% of your principal.**

This pricing supplement relates to an offering of notes linked to the performance of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund (the "Reference Asset"). The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per note
Reference Asset:	The Russell 2000® Index ("RTY") and the iShares® MSCI EAFE Index Fund ("EFA") (each, an "Underlying," and together the "Underlyings").
Trade Date:	May 29, 2013
Pricing Date:	May 29, 2013
Original Issue Date:	June 3, 2013
Final Valuation Date:	November 28, 2014, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the relevant accompanying underlying supplement.
Maturity Date:	December 3, 2014. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the relevant accompanying underlying supplement.
Digital Upside Return:	14.10%
Payment at Maturity:	On the Maturity Date, for each note, we will pay you the Final Settlement Value.
Final Settlement Value:	**If the Reference Return of both Underlyings is greater than or equal to zero**, you will receive: $1,000 + ($1,000 × Digital Upside Return). **If the Reference Return of the Least Performing Underlying is less than zero but greater than or equal to the Buffer Level:** $1,000 (zero return). **If the Reference Return of the Least Performing Underlying is less than the Buffer Level:** $1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + 20%) x Downside Leverage Factor]. Under these circumstances, you will lose 1.25% of the Principal Amount of your notes for each percentage point that the Reference Return of the Least Performing Underlying declines beyond 20%. **If the Reference Return of either Underlying is less than the Buffer Level, you will lose some or all of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Downside Leverage Factor:	1.25
Buffer Level:	-20%
Initial Level:	986.96 with respect to the RTY and 61.02 with respect to the EFA, in each case the Official Closing Value of the applicable Underlying on the Pricing Date.
Final Level:	The Official Closing Value of the applicable Underlying on the Final Valuation Date.
Official Closing Value:	With respect to each Underlying, the Official Closing Value on any trading day for such Underlying will be the closing level or closing price, as applicable, of the Underlying as determined by the calculation agent as described under "Payment at Maturity — Official Closing Value" on page PS-3 below.
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40432XGD7/US40432XGD75

GENERAL

This pricing supplement relates to an offering of notes linked to the Reference Asset. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, the Equity Index Underlying Supplement dated March 22, 2012 and the ETF Underlying Supplement dated March 22, 2012. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-3 of the prospectus supplement, page S-1 of the Equity Index Underlying Supplement and page S-2 of the ETF Underlying Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

PAYMENT AT MATURITY

On the Maturity Date, for each note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return of both Underlyings is greater than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:

$1,000 + ($1,000 × Digital Upside Return).

If the Reference Return of the Least Performing Underlying is less than zero but greater than or equal to the Buffer Level, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return of the Least Performing Underlying is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows**:**

$1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + 20%) x Downside Leverage Factor].

Under these circumstances, you will lose 1.25% of the Principal Amount of your notes for each percentage point that the Reference Return declines beyond 20%. **You should be aware that if the Reference Return is less than the Buffer Level, you will lose some or all of your investment.**

Interest

The notes will not pay interest.

Official Closing Value

With respect to each Underlying, the Official Closing Value on any trading day will be determined by the calculation agent based upon the closing level of such index or closing price of such index fund, as applicable, displayed on the following pages on the Bloomberg Professional® service: for RTY page "RTY <INDEX>" and for EFA, "EFA UP <EQUITY>", and with respect to the EFA, adjusted by the calculation agent as described under "Additional Terms of the Notes – Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement. With respect to any of the foregoing, if the value for the relevant Underlying is not so displayed on such page, the calculation agent may refer to the display on any successor page on the Bloomberg Professional® service or any successor service, as applicable.

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Reference Sponsor and Reference Issuer

With respect to RTY, the Russell Investment Group is the reference sponsor. With respect to EFA, iShares, Inc. is the reference issuer.

INVESTOR SUITABILITY

The notes may be suitable for you if:

▸ You believe the Reference Return of each Underlying will be positive.

▸ You are willing to make an investment that is exposed to the Reference Return of the Least Performing Underlying on a 1.25-to-1 basis for each percentage point that the Reference Return is less than the Buffer Level of -20%.

▸ You believe that the Reference Return of one or both of the Underlyings will not exceed the Digital Upside Return.

▸ You are willing to accept the risk and return profile of the notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are willing to forgo dividends or other distributions paid on the EFA or on the stocks comprising the RTY or the EFA.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the notes to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

The notes may not be suitable for you if:

▸ You believe that the Reference Return of the Least Performing Underlying will be below the Buffer Level of -20%.

▸ You are unwilling to make an investment that is exposed to the Reference Return of the Least Performing Underlying on a 1.25-to-1 basis for each percentage point that the Reference Return is less than the Buffer Level of -20%.

▸ You believe that the Reference Return of one or both Underlyings will exceed the Digital Upside Return.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on the EFA or on the stocks comprising the RTY or the EFA.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the notes to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement, page S-1 of the Equity Index Underlying Supplement and page S-2 of the ETF Underlying Supplement. Investing in the notes is not equivalent to investing directly in any of the stocks comprising any Underlying. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement, including the explanation of risks relating to the notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "—General Risks Related to Indices" in the Equity Index Underlying Supplement;

▸ "—General Risks Related to Index Funds" in the ETF Underlying Supplement;

▸ "—Securities Prices Generally Are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement;

▸ "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement; and

▸ "—Even if Our or Our Affiliates' Securities Are Held by an Index Fund, We or Our Affiliates Will Not Have Any Obligation to Consider Your Interests" in the ETF Underlying Supplement."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the notes may result in a loss.

You will be exposed on a leveraged basis to the decline in the Final Level of the Least Performing Underlying from the Initial Level beyond the Buffer Level of -20%. If either of the Underlyings declines by more than the Buffer Level, you will lose 1.25% of your investment for every 1% decline in the Least Performing Underlying beyond the Buffer Level. Accordingly, if the Reference Return of the Least Performing Underlying is less than -20%, your Payment at Maturity will be less than the Principal Amount of your Notes. You may lose up to 100% of your investment at maturity if the Reference Return of the Least Performing Underlying is less than the Buffer Level.

Your return on the notes is limited to the Principal Amount plus the Digital Upside Return, if applicable, regardless of any appreciation in the level of the Underlyings beyond the Digital Upside Return.

If the Reference Return of both Underlyings is greater than or equal to zero, for each $1,000 Principal Amount of Notes, you will receive $1,000 at maturity plus the Digital Upside Return, regardless of the appreciation in the level of either Underlying, which may be significantly greater than the Digital Upside Return. Under no circumstances, will your return exceed the Digital Upside Return, regardless of the extent to which the value of any Underlying appreciates. Accordingly, the return on the notes may be significantly less than the return on a direct investment in one or both of the Underlyings during the term of the notes.

The amount payable on the notes is not linked to the level of the Reference Asset at any time other than the Final Valuation Date.

The payments on the notes will be based on the Official Closing Value of the Underlyings on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of one or both Underlyings appreciates during the term of the notes other than on the Final Valuation Date but then drops on the Final Valuation Date to a level that is less than the Initial Level or the Buffer Level, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Underlyings prior to such decrease. Although the actual level of each Underlying on the Maturity Date or at other times during the term of the notes may be higher than its Final Level, the Payment at Maturity will be based solely on the Official Closing Value of the Underlyings on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The notes will not bear interest.

As a holder of the notes, you will not receive interest payments.

Since the notes may be linked to the Least Performing Underlying, you will be fully exposed to the risk of fluctuations in the values of each Underlying.

Since the notes will be linked to the Least Performing Underlying if the Final Level of one or both Underlyings is less than the Initial Level, the notes will be linked to the individual performance of each Underlying. The notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these notes, the individual performance of each of the Underlyings would not be combined to calculate your return, and the depreciation of any Underlying below the Buffer Level would not be mitigated by the appreciation of the other Underlying. Instead, your return may depend on the Least Performing Underlying.

Changes that affect the Reference Asset may affect the market value of the notes and the amount you will receive at maturity.

The policies of the reference sponsor or reference issuer concerning additions, deletions and substitutions of the constituents comprising each Underlying and the manner in which the reference sponsor or reference issuer takes account of certain changes affecting those constituents included in that Underlying may affect the level of that Underlying. The policies of the reference sponsor or reference issuer with respect to the calculation of the relevant Underlying could also affect the level of that Underlying. The reference sponsor or reference issuer may discontinue or suspend calculation or dissemination of the relevant Underlying. Furthermore, the index sponsor of the index underlying the EFA may suspend calculation or dissemination of that index. Any such actions could affect the value of the notes and their return.

The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the notes.

Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.

While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of HSBC hedging its obligations under the notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

The notes lack liquidity.

The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in the notes, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Small-capitalization risk.

The RTY tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective index level may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

Risks associated with non-U.S. companies.

The value of the EFA depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the EFA and, as a result, the value of the notes.

The notes will not be adjusted for changes in exchange rates.

Although the equity securities held by the EFA are traded in currencies other than U.S. dollars, and the notes are denominated in U.S. dollars, the amount payable on the notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the EFA, and therefore the notes. The amount we pay in respect of the notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of any Underlying relative to its Initial Level. We cannot predict the Final Level of any Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on your Notes. The return on the notes may be less than the return that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the hypothetical total return at maturity on a $1,000 investment in the notes for a hypothetical range of performance for the Least Performing Underlying from -100% to +100%. The following results are based on the terms outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the notes are suitable to your investment goals. The following table and examples are based on the following terms:

▶ Principal Amount: $1,000

▶ Digital Upside Return: 14.10%

▶ Buffer Level: -20%

▶ Downside Leverage Factor: 1.25

Least Performing Underlying's Reference Return	Hypothetical Final Settlement Value	Hypothetical Return on the notes
100.00%	$1,141.00	14.10%
90.00%	$1,141.00	14.10%
80.00%	$1,141.00	14.10%
70.00%	$1,141.00	14.10%
60.00%	$1,141.00	14.10%
50.00%	$1,141.00	14.10%
40.00%	$1,141.00	14.10%
30.00%	$1,141.00	14.10%
20.00%	$1,141.00	14.10%
10.00%	$1,141.00	14.10%
0.00%[1]	$1,141.00	14.10%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$875.00	-12.50%
-40.00%	$750.00	-25.00%
-50.00%	$625.00	-37.50%
-60.00%	$500.00	-50.00%
-70.00%	$375.00	-62.50%
-80.00%	$250.00	-75.00%
-90.00%	$125.00	-87.50%
-100.00%	$0.00	-100.00%

[1] If the Reference Return of the Least Performing Underlying is zero or positive, than the Reference Return of the other Underlying will also be zero or positive.

The four examples below set forth a sampling of hypothetical Final Settlement Values based on the following terms:

‣ Principal Amount: $1,000

‣ Digital Upside Return: 14.10%

‣ Buffer Level: -20%

‣ Downside Leverage Factor: 1.25

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The level of the Least Performing Underlying increases from the Initial Level to the Final Level by 20.00%.

Reference Return of the Least Performing Underlying:	20.00%
Final Settlement Value:	**$1,141.00**

Although the Reference Return of each Underlying is greater than the Digital Upside Return, you will not participate in increases in either Underlying beyond the Digital Upside Return. Since the Reference Return of each Underlying is greater than zero, the Final Settlement Value would be $1,141.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Digital Upside Return})$$

$$= \$1,000 + (\$1,000 \times 14.10\%)$$

$$= \$1,141$$

Example 1 shows that you will receive the Digital Upside Return if the Reference Return of both Underlyings is greater than zero, but you will not participate in increases in any Underlying above beyond the Digital Upside Return.

Example 2: The level of the Least Performing Underlying increases from the Initial Level to the Final Level by 10.00%.

Reference Return of the Least Performing Underlying:	10.00%
Final Settlement Value:	**$1,141.00**

Since the Reference Return of the Least Performing Underlying is greater than zero, the Final Settlement Value would be $1,141.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Digital Upside Return})$$

$$= \$1,000 + (\$1,000 \times 14.10\%)$$

$$= \$1,141$$

Example 2 shows that you will receive the Digital Upside Return if the Reference Return of both Underlyings is greater than the zero.

Example 3: The level of the Least Performing Underlying decreases from the Initial Level to the Final Level by -10.00%.

Reference Return of the Least Performing Underlying:	-10.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return of the Least Performing Underlying is less than zero but greater than the Buffer Level, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount.

Example 3 shows that you will receive the return of your principal investment if the Reference Return of the Least Performing Underlying is negative but greater than the Buffer Level.

Example 4: The level of the Least Performing Underlying decreases from the Initial Level to the Final Level by -40%.

Reference Return of the Least Performing Underlying:	-40.00%
Final Settlement Value:	**$750.00**

Here, the Reference Return of the Least Performing Underlying is -40.00%. Because the Reference Return of the Least Performing Underlying is less than the Buffer Level of -20%, the Final Settlement Value would be $750 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 20%) × 1.25]

= $1,000 + [$1,000 × (-40.00% + 20%) × 1.25]

= $750.00

Example 4 shows that you will lose 1.25% of the Principal Amount of your Notes for each percentage point that the Reference Return of the Least Performing Underlying is below -20%. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

INFORMATION RELATING TO THE REFERENCE ASSET

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of April 30, 2013 were: Technology, Financial Services, Health Care, Consumer Discretionary and Producer Durables.

For more information about the RTY, see "The Russell 2000® Index" on page S-6 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the monthly historical closing levels from May 29, 2008 through May 29, 2013. The closing level for the RTY on May 29, 2013 was 986.96. We obtained the closing levels below from Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the RTY on the Final Valuation Date.

Description of the EFA

The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index, which is the underlying index of the EFA. As of April 30, 2013, the MSCI EAFE Index consisted of the following 22 component country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

For more information about the EFA, see "The iShares® MSCI EAFE Index Fund" on page S-24 of the accompanying ETF Underlying Supplement.

Historical Performance of the EFA

The following graph sets forth the historical performance of the EFA based on the daily historical closing prices from May 29, 2008 through May 29, 2013. The closing price for the EFA on May 29, 2013 was $61.02. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the EFA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the EFA on the Final Valuation Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	$79.22	$65.63	$71.90
4/1/2008	6/30/2008	$78.76	$68.06	$68.70
7/1/2008	9/30/2008	$68.39	$52.36	$56.30
10/1/2008	12/31/2008	$56.42	$35.53	$44.87
1/2/2009	3/31/2009	$45.61	$31.56	$37.59
4/1/2009	6/30/2009	$49.18	$37.28	$45.81
7/1/2009	9/30/2009	$56.31	$43.49	$54.70
10/1/2009	12/31/2009	$57.66	$52.42	$55.30
1/4/2010	3/31/2010	$58.00	$49.94	$56.00
4/1/2010	6/30/2010	$58.08	$45.86	$46.51
7/1/2010	9/30/2010	$55.81	$46.45	$54.92
10/1/2010	12/31/2010	$59.50	$53.85	$58.23
1/3/2011	3/31/2011	$61.98	$54.69	$60.09
4/1/2011	6/30/2011	$64.35	$56.71	$60.14
7/1/2011	9/30/2011	$60.86	$46.09	$47.75
10/3/2011	12/30/2011	$55.86	$45.46	$49.53
1/3/2012	3/30/2012	$55.91	$48.99	$54.90
4/2/2012	6/29/2012	$55.68	$46.55	$49.96
7/2/2012	10/31/2012	$55.57	$47.30	$53.00
10/1/2012	12/31/2012	$56.88	$51.63	$56.82
1/1/2013	3/31/2013	$59.99	$56.69	$58.98
4/1/2012*	5/29/2013*	$64.13	$58.10	$61.02

* This pricing supplement includes data for the period from April 1, 2013 through May 29, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2013.

EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the notes, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of each Underlying. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying (but not the other Underlying) will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the notes directly to investors. HSBC Securities (USA) Inc. will offer the notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying referral fees of up to 0.15% per $1,000 Principal Amount of notes in connection with the distribution of the notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid executory contract with respect to the relevant Reference Asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a note as a pre-paid executory contract with respect to the relevant Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the EFA (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the security at fair market value and sold them at fair market value on the Maturity Date (if the security was held until the Maturity Date) or on the date of sale or exchange of the security (if the security was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security).

Although the matter is not clear, there exists a risk that an investment in the securities linked to the EFA will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security linked to the EFA will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security linked to the EFA will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

TABLE OF CONTENTS

You should only rely on the information contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$5,000,000 Buffered Digital Notes linked to the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

May 29, 2013

PRICING SUPPLEMENT